UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2021 (July 22, 2021)

SOUTH STATE CORPORATION

(Exact name of registrant as specified in its charter)

South Carolina (State or Other Jurisdiction of Incorporation)	001-12669 (Commission File Number)	57-0799315 (IRS Employer Identification No.)

1101 First Street South, Suite 202 Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

(863) 293-4710

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $2.50 per share	SSB	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 22, 2021, South State Corporation, a South Carolina corporation (“SouthState”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlantic Capital Bancshares, Inc., a Georgia corporation (“Atlantic Capital”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Atlantic Capital will merge with and into SouthState (the “Merger”), with SouthState continuing as the surviving corporation in the Merger (the “Surviving Entity”). Following the Merger, Atlantic Capital’s wholly owned banking subsidiary, Atlantic Capital Bank, N.A., will merge with and into SouthState’s wholly owned banking subsidiary, South State Bank, N.A. (the “Bank Merger”), which will continue as the surviving bank in the Bank Merger (the “Surviving Bank”). The Merger Agreement was unanimously approved by the Board of Directors of each of SouthState and Atlantic Capital.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value per share, of Atlantic Capital (“Atlantic Capital Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by Atlantic Capital or SouthState, will be converted into the right to receive 0.36 shares of common stock (the “Exchange Ratio”), par value $2.50 per share, of SouthState (“SouthState Common Stock”). Holders of Atlantic Capital Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each outstanding option to purchase shares of Atlantic Capital Common Stock (an “Atlantic Capital Option”), whether vested or unvested, will be converted into an option to purchase shares of SouthState Common Stock (a “SouthState Option”), with the number of shares underlying such SouthState Option and the applicable exercise price adjusted based on the Exchange Ratio. At the Effective Time, each outstanding restricted stock award in respect of shares of Atlantic Capital Common Stock (an “Atlantic Capital Restricted Share”) will be converted into a restricted stock award in respect of shares of SouthState Common Stock (a “SouthState Restricted Share”), with the number of South State Restricted Shares adjusted based on the Exchange Ratio. At the Effective Time, each outstanding performance award in respect of shares of Atlantic Capital Common Stock (a “Atlantic Capital Performance Share Award”) will be converted into a time-vesting restricted stock unit award in respect of shares of SouthState Common Stock (a “SouthState Stock-Based RSU”), with the number of shares underlying such SouthState Stock-Based RSU determined assuming performance goals are satisfied at the greater of target and actual levels of performance as of immediately prior to the Effective Time and adjusted based on the Exchange Ratio. Following the Effective Time, SouthState Options, SouthState Shares and SouthState Stock-Based RSUs will remain subject to the same terms and conditions as were applicable to the corresponding Atlantic Capital Options, Atlantic Capital Restricted Shares and Atlantic Capital Performance Share Awards immediately prior to the Effective Time, except that each SouthState Stock-Based RSU that was an Atlantic Capital Performance Share Award will be subject only to time-vesting.

The Merger Agreement also provides, among other things, that effective as of the Effective Time, Douglas L. Williams, the current President and Chief Executive Officer of Atlantic Capital, will serve as the President of the Atlanta Banking Group and Head of Corporate Banking for SouthState Bank and a member of the Executive Management Committee of SouthState Bank; Kurt Shreiner, the President of the Corporate Financial Services Division of Atlantic Capital, will serve in the same position at SouthState Bank, and Rich Oglesby, the President of the Atlanta Division of Atlantic Capital, will serve in the same position at SouthState Bank. Pursuant to the Merger Agreement, the Board of Directors of SouthState and SouthState Bank will increase to 18 members and two directors of Atlantic Capital of SouthState’s choosing will join each of the SouthState and SouthState Bank Boards at the Effective Time.

The Merger Agreement contains customary representations and warranties from both Atlantic Capital and SouthState, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time. Atlantic Capital also has agreed to covenants relating to its obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and its non-solicitation obligations related to alternative business combination proposals.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by Atlantic Capital’s shareholders, (2) authorization for listing on the Nasdaq Global Select Market of the shares of SouthState Common Stock to be issued in the Merger, subject to official notice of issuance, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency, (4) effectiveness of the registration statement on Form S-4 for the SouthState Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The Merger Agreement provides certain termination rights for both Atlantic Capital and SouthState and further provides that a termination fee of $16,500,000 will be payable by Atlantic Capital upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Atlantic Capital or SouthState, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Atlantic Capital, SouthState, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Atlantic Capital and also constitute a prospectus of SouthState, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Atlantic Capital and SouthState make with the Securities and Exchange Commission (the “SEC”).

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 22, 2021, by and between Atlantic Capital Bancshares, Inc. and South State Corporation.*

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of South State or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	945 East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH STATE CORPORATION
(Registrant)

By:	/s/ William E. Matthews, V
William E. Matthews, V
Senior Executive Vice President and
Chief Financial Officer

Dated: July 26, 2021